Exhibit 1.07

CDC Games Prepares to Launch The Lord of the Rings Online™
in China

CDC Games Plans to Launch Six New Games by End of Year

Beijing, May 7, 2007 — CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA) and pioneer of the “free-to-play, pay-for-merchandise” model for online games in China, announced today it is preparing to launch one of the world’s most anticipated subscription-based games, The Lord of the Rings Online™: Shadows of Angmar™, in China.

CDC Games plans to launch The Lord of the Rings Online by the end of this year. CDC Games also plans to launch Stone Age 2, Special Forces, ChaosGem, Deco Online and Xeros this year.

The Lord of the Rings Online was officially launched in North America and Europe and already has received rave reviews from leading PC and online games publications. CDC Games holds the exclusive distribution rights in China for The Lord of the Rings Online which is the official online game based on the original literary works of J.R.R. Tolkien. This massive multiplayer online role-playing game (MMORPG) game is developed by Turbine, Inc., a premier developer, publisher and operator of online entertainment in the North America.

“We are very excited about our upcoming launch of The Lord of the Rings Online which is already receiving outstanding reviews from the media in Europe and North America” said Fred Wang, chairman of CDC Games. “By combining this game’s already robust market momentum, our very large customer base in China, along with our centralized online gaming platform, we believe we will quickly achieve broad success with The Lord of the Rings Online in China. With The Lord of the Rings Online and our other upcoming titles, CDC Games is well positioned for rapid growth in one of the world’s largest online games market.”

“Building on the tremendous success of our launch in North America and Europe, we look forward to bringing this extraordinary game into China,“ said Jeff Anderson, president and CEO of Turbine, Inc. “Based on CDC Games’ proven success and its broad infrastructure in China, we are confident that The Lord of the Rings Online will be a success.”
The Lord of the Rings Online is the first and only massively-multiplayer online game based on the Books of J.R.R. Tolkien. The game delivers an interactive experience brimming with life and filled with the familiar people, places and monsters from the most beloved fantasy adventure of all time. From the quaint surroundings of the Shire to Angmar, the vile kingdom of the Witch-king, players will experience the world of Middle-earth as never before.
About Turbine

Turbine, Inc. is a premier developer, publisher and operator of online entertainment and is headquartered in Westwood, Massachusetts. The company is one of the largest privately-held online games companies in North America. Turbine’s catalog includes some of the most famous online entertainment brands, including Asheron’s Call®, DUNGEONS & DRAGONS ONLINETM: StormreachTM, and The Lord of the Rings OnlineTM: Shadows of AngmarTM. For more information on Turbine, its products and services please visit www.turbine.com.

About Tolkien Enterprises

The Saul Zaentz Company d/b/a Tolkien Enterprises is the holder of worldwide motion picture, legitimate stage, merchandising, and other rights in J.R.R. Tolkien’s literary works The Lord of the Rings and The Hobbit.  Tolkien Enterprises has been producing and licensing films, stage productions and merchandise based on Tolkien’s works for almost 30 years.  Its headquarters are in Berkeley, California, and its website may be found at www.tolkien-ent.com.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with over 46.5 million registered users. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang, which has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for two consecutive years, in 2005 and 2006. Stone Age 2, from CDC Games, also received the award for “Most Anticipated Game of 2007” from CGIAC. In March 2007, the company announced the formation of CDC Games Studio, funded by up to $100 million, to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the ability of CDC Games to launch The Lord of the Rings Online™: Shadows of Angmar™ in 2007, the success of the development of a centralized gaming platform for CDC Games, the anticipated launch dates for future games by CDC Games, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to develop and market successful MMORPGS; (c) the future growth of the online games industry in the China market; (d) the possibility of development delays; (e) the development of competing products and technology; and (f) the entry of new competitors and their technological advances. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

“The Lord of the Rings Online,” “Shadows of Angmar,” “Middle-earth,” “The Lord of the Rings,” and the names of the characters, events, items and places therein are trademarks or registered trademarks of The Saul Zaentz Company d/b/a Tolkien Enterprises under license to Turbine, Inc. Turbine and the Turbine logo are trademarks or registered trademarks of Turbine, Inc. in the United States and/or other jurisdictions. All other trademarks are the property of their respective owners.

For further information, please contact:

Public Relations

Scot McLeod
CDC Corporation
678-259-8625
Email: scotmcleod@cdcsoftware.com

Investor Relations

Monish Bahl
CDC Corporation
678-259-8510
Email: Monish.bahl@cdcsoftware.com